FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 11, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

 AGREEMENT ON REFINERIES IN BOLIVIA

Buenos Aires, May 11, 2007 – Petrobras Energía Participaciones (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that an agreement has been reached for the sale of the Guillermo Eder Bell and Gualberto Villaroel refineries, in Bolivia. The Bolivian Hydrocarbons Ministry announced that YPFB accepted the general terms of Petrobras’ final proposal for the sale of the company’s entire stake in the refineries for U$S112 million. Petrobras Energía S.A., through its subsidiary Petrobras Energía Internacional S.A., holds 49% of such refineries.

While Petrobras owned them, the company guided its operations based on respect for the Bolivian laws and on the commitment to provide quality fuels, at the amounts required to keep its customers throughout Bolivia continuously supplied.

Petrobras has already initiated the procedures to transfer refinery control, something that is expected to be made formal in the upcoming days.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/11/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney